
15049857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2015 WASH, D.C. 201

SEC FILE NUMBER
8-37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Hwy
(No. and Street)

Holbrook (City) NY (State) 11741 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anne Antunovich 631-439-4600 ext. 116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

125 Bayliss Rd Ste 300 (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Lon Dolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services, Inc., as of February 26, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIN ELIZABETH SCHWAB
Notary Public, State of New York
No. 01SC6210478
Qualified in Suffolk County
Commission Expires August 17, 2017

Signature

President
Title

Erin Elizabeth Schwab
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH, D.C.
201
SECTION

American Portfolios Financial Services, Inc.

Financial Statements and Supplementary Information

Including Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2014

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Year Ended December 31, 2014

Financial Statements

Supplementary Information

Financial Statements


BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of American Portfolios Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Portfolios Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 11 has been subjected to audit procedures performed in conjunction with the audit of American Portfolios Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of American Portfolios Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2015


BAKER TILLY
INTERNATIONAL

American Portfolios Financial Services, Inc.

Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 5,207,994
Deposits with clearing organizations	110,047
Receivable from broker-dealers and clearing organizations	7,276,392
Notes receivable from independent representatives	3,653,177
Miscellaneous receivables	370,892
Prepaid insurance and other	203,473
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $31,990	-
Licenses	100,000
Deferred tax asset	232,151
Goodwill	3,503,272
	$ 20,657,398

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 396,238
Commissions payable	7,160,361
Due to affiliates	866,611
	8,423,210
Commitments and Contingencies	
Stockholder's Equity:	
Common stock; no par value;1,500 shares authorized, 100 shares issued and outstanding, stated at cost	3,825,000
Additional paid-in capital	4,119,204
Retained Earnings	4,289,984
	12,234,188
	$ 20,657,398

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenue	
Commission revenue	$ 102,838,195
Marketing and service fee income	6,735,392
Interest and dividends	175,420
Gain on asset disposition	79,125
	109,828,132
Expenses	
Advertising and marketing	381,601
Amortization	11,570
Commissions	91,294,569
Conferences and meetings	1,052,222
Continuing education	41,463
Data processing and reporting	1,335,149
Dues and subscriptions	604,093
Exchange and clearance fees	2,206,442
Insurance	446,575
Interest	37,753
Legal and professional	541,956
Licensing and registration fees	501,193
Meals, entertainment and travel	13,820
Recruiting expense	28,861
Salaries	4,753,176
Office	4,594
Overhead reimbursement	3,576,500
Payroll taxes	262,000
Retirement plan	55,000
Transition	740,914
	107,889,451
Income before Provision for Income Taxes	1,938,681
Provision for Income Taxes	
Current	794,348
Deferred	40,378
	834,726
Net Income	$ 1,103,955

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance January 1, 2014	100	$ 3,825,000	$ 4,066,028	$ 3,186,029
Noncash Compensation	-	-	53,176	-
Net Income	-	-	-	1,103,955
Balance December 31, 2014	100	$ 3,825,000	$ 4,119,204	$ 4,289,984

See Independent Auditors' report and accompanying notes.

American Portfolios Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities:		
Net income		$ 1,103,955
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	$ 40,378	
Amortization of other assets	11,570	
Amortization of notes receivable to independent representatives	444,686	
Noncash compensation	53,176	
Gain on asset disposition	(79,125)	
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealers and clearing organizations	(883,780)	
Miscellaneous receivables	(29,383)	
Prepaid insurance and other	(37,973)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(39,330)	
Commissions payable	162,657	
Due to affiliates	318,084	
		(39,040)
Net cash provided by operating activities		1,064,915
Cash flows from investing activities:		
Advances on notes receivable	(2,482,314)	
Collections on notes receivable	521,234	
Net cash used in investing activities		(1,961,080)
Net Decrease in Cash and Cash Equivalents		(896,165)
Cash, beginning of year		6,104,159
Cash, end of year		$ 5,207,994

See Independent Auditors' report and accompanying notes.

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions - Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Marketing and service fee income - The Company recognizes marketing and service fee income when services are performed.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and New York State tax returns are prepared on a consolidated (combined) basis and, accordingly, are included in the consolidated group's filings.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2014, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected. It is the Company's policy to recognize interest and penalties related to taxes as interest expense. During the year ended December 31, 2014, the Company did not record any interest or penalties.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of fiscal 2014. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2014, it concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2014.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $307,000 for the year ended December 31, 2014.

Evaluation of subsequent events - Management has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued, for inclusion or disclosure in the financial statements.

2. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2014 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 110,047	$ -
Fees and Commissions Receivable/Payable	7,276,392	7,160,361
	$ 7,386,439	$ 7,160,361

The Company clears its customer transactions through an unrelated broker-dealer on a full disclosure basis. The arrangement required the Company to maintain a $100,000 deposit, which is in an interest- bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing broker, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest-bearing account with NSCC.

3. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Notes Receivable from Independent Representatives

In certain situations, the Company advances newly associated independent representatives funds to provide for expenses related to transitioning their customer accounts. These advances are presented on the statement of financial condition in the form of promissory notes that are typically repaid or forgivable over a period of one to three years, with stated interest rates ranging from 0% to 10%. Should the independent representatives association with APFS terminate, the unamortized advance is due on demand.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required. Amortization of advances and provision for uncollectible amounts are included in transition expense in the statement of operations. As of December 31, 2014, management determined that a provision for uncollectible amounts was not required.

As of December 31, 2014, notes receivable from independent representatives consists of the following:

	Amount
Notes Receivable	$ 1,322,883
Notes Receivable – Forgivable	2,330,294
	$ 3,653,177

5. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2014, the Company owed its independent representatives approximately $7,160,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2014 amounted to $6,046,000, of which $5,199,000 is reported within marketing and service fee income and the remaining $847,000 is netted against the corresponding expense accounts as these amounts reflect expense reimbursements received by the independent representatives.

6. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for 10% of the Company's gross revenue for the year ended December 31, 2014.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2014, the excess was approximately $4,451,000.

7. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all of the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The amount reimbursable to the parent company for the year ended December 31, 2014 was approximately $8,594,000.

The Company's parent maintains two Employee Incentive Stock Option Plans which provides for the granting of incentive and nonqualified plan stock options to key management, employees and non-employees of the Company to purchase shares of the parent's common stock. The Company records compensation expense related to its proportional share of the options issued under the plans. The Company's total compensation expense related to these options was approximately $53,000 for the year ended December 31, 2014.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, these rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2014, the Company had net capital of $3,544,499, which was $2,978,445 in excess of its required net capital of $566,054. The Company's aggregate indebtedness to net capital ratio was 2.40 to 1.

9. Income Taxes

The Company files a consolidated federal and a combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability at December 31, 2014 is $721,000 and is netted with amount due from affiliate on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for the benefit the Company will receive on the consolidated federal and combined New York State tax returns of the loss generated by the parent in 2014. In addition, APFS is required to file returns in several other states.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ 636,000	$ 33,000	$ 669,000
New York State	85,000	4,000	89,000
Other States	74,000	3,000	77,000
	$ 795,000	$ 40,000	$ 835,000

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory tax rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of net income.

The Company's state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statue of limitations of those tax returns. In, general, the tax returns have a three-year statute of limitations. The Company has filed tax returns through 2013.

A deferred tax asset has been recorded on the statement of financial condition as a result of temporary differences relating to legal contingencies and accrued payroll.

No valuation allowance has been provided against the deferred tax asset.

11. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2014, 100 shares were issued and outstanding, which represent a 100% ownership by APH.

12. Contingencies

In the normal course of business, the Company is involved in disputes related to its independent representatives and their clients. Each claim is evaluated on an individual basis with respect to the likelihood of loss and the estimated dollar amount of that loss. The Company, with advice from its legal counsel, has determined its probable liability for these matters to be approximately $150,000 as of December 31, 2014. This amount has been included with accounts payable and accrued expenses in the statement of financial condition.

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In the normal course of business the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or provided services to the Company. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment, in which in some cases cannot be estimated. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no associated contingent liabilities at December 31, 2014.

13. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2014 was $37,754.

Income taxes paid during the year ended December 31, 2014 were $155,802.

Noncash Investing and Financing Activities

Interest Income on Independent Representative Advances and Corresponding Transition Expense	$	73,486
Contributed Capital from Parent Attributable to Stock Based Compensation	$	53,176
Sale of Asset:		
Sales price	$	79,125
Note received from purchaser		(79,125)
Cash received from purchaser	$	-

Supplementary Information

American Portfolios Financial Services, Inc.
Supplementary Information - Pursuant to Rule 17A-5
of the Securities Exchange Act of 1934
December 31, 2014

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital		
Total stockholder's equity		$ 12,234,188
Non-allowable assets:		
Receivables from broker dealers and clearing organizations	559,121	
Notes receivable from independent representatives	3,653,177	
Miscellaneous receivables	370,892	
Prepaid insurance and other	271,076	
Licenses	100,000	
Deferred tax asset	232,151	
Goodwill	3,503,272	(8,689,689)
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		3,544,499
Haircuts on Securities		-
Net Capital		$ 3,544,499
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 396,238
Due to affiliate		934,214
Commissions payable		7,160,361
Total Aggregated Indebtedness		$ 8,490,813
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 566,054
Excess Net Capital		$ 2,978,445
Ratio: Aggregate indebtedness to net capital		2.40 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2014.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.



formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements of American Portfolio Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.



Stockholder
American Portfolios
Financial Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2014 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2015



formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by American Portfolios Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Portfolios Financial Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended Wednesday, December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended Wednesday, December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2015

BAKER TILLY INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Holbrook, New York

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2014

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2014


BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Portfolios Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which American Portfolios Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) American Portfolios Financial Services, Inc. stated that American Portfolios Financial Services, Inc. met the identified exemption provisions as of December 31, 2014 and for the year then ended without exception. American Portfolios Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Portfolios Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2015


BAKER TILLY
INTERNATIONAL


AMERICAN
PORTFOLIOS
2001-2011
10

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.
4250 VETERANS MEMORIAL HWY.
SUITE 420E
HOLBROOK, NY 11741

PHONE: 631.439.4600
FAX: 631.439.4698

americanportfolios.com

February 25, 2015

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

American Portfolios Financial Services Inc. claims exemption from SEA Rule 15c3-3 section (k) paragraph 2(i) for the period January 1, 2014 through December 31, 2014. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all securities transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of American Portfolios Financial Services, Inc." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Regards,

Lon T. Dolber
American Portfolios Financial Services Inc.
President